505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
May 6, 2024	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
VIA EDGAR	Hong Kong	Singapore
	Houston	Tel Aviv
U.S. Securities and Exchange Commission	London	Tokyo
Division of Corporation Finance	Los Angeles	Washington, D.C.
100 F Street, N.E.	Madrid
Washington, D.C. 20549-6010

Attention:	Kristin Lochhead
Terence O’Brien
Conlon Danberg
Katherine Bagley

Re:	GRAIL, Inc.
Response to Letter dated April 26, 2024
Amendment No. 3 to
Draft Registration Statement Submitted on Form 10-12B
Submitted April 8, 2024
CIK No. 0001699031

To the addressee set forth above:

On behalf of our client, GRAIL, LLC (to be converted into a corporation named GRAIL, Inc.) (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated April 26, 2024 (the “Comment Letter”), regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form 10-12B, as confidentially submitted to the Staff on April 8, 2024 (the “Draft Registration Statement”).

The Company is concurrently publicly filing its Registration Statement on Form 10-12B (the “Form 10”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10 and all references to page numbers in such responses are to page numbers in the Form 10.

May 6, 2024

Amendment No. 3 to Draft Registration Statement on Form 10-12B Submitted April 8, 2024

Non-GAAP Financial Measures, page 196

1.

We reissue prior comment 10. Based on your response, the transaction related compensation and payroll taxes appear to be normal, recurring operating expense since the underlying services performed by your employees were consistent with their normal roles and responsibilities. As such, we request that you discontinue including this adjustment in your non-GAAP measures for any period presented in accordance with Rule 100(b) of Regulation G as interpreted by Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 185 and 202 of the Form 10 accordingly.

* * *

May 6, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8051 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Robert Ragusa, GRAIL, LLC

Abram Barth, GRAIL, LLC

Charles E. Dadswell, Illumina, Inc.

W. Alex Voxman, Latham & Watkins LLP

Andrew Clark, Latham & Watkins LLP

Alexa Berlin, Latham & Watkins LLP

Andrew J. Pitts, Cravath, Swaine & Moore LLP

Ting S. Chen, Cravath, Swaine & Moore LLP

Daniel J. Cerqueira, Cravath, Swaine & Moore LLP